First Amendment to Transfer Agency and Service Agreement

This Amendment No. 1 dated as of January 20, 2009 (“Amendment”) is by and between certain Van Kampen Closed-End Funds (“Van Kampen”), and Computershare Inc. (formerly knows as EquiServe, Inc.) and its fully-owned subsidiary Computershare Trust Company N.A. (formerly known as EquiServe Trust Company, N.A.), a federally chartered trust company (collectively, “Computershare”).

WHEREAS, the Customer and Computershare are parties to a Transfer Agency and Service Agreement dated January 1, 2002 (“Agreement”);

WHEREAS, Van Kampen and Computershare now desire to amend the Agreement by adding certain additional terms and conditions;

NOW, THEREFORE, in consideration of the mutual agreements herein set forth and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, the parties hereby agree as follows:

I.	USE OF COMPUTERSHARE FACILITY

1.1	When required and upon not less than one hour’s notice from any of the Designated Representatives set forth on the attached Schedule A, Van Kampen shall have use of Computershare standard call center services ( “Contact Center Services”) and call center personnel, for a period of no more than 48 hours (the “Prescribed Period”) beginning at 9:00 AM EST to 5:00 PM EST. Following the expiration of the as set forth in this Section 1.1 and/or notification from a “Designated Representative” prior to the expiration of the Contact Center Support period. Computershare will discontinue the Contact Center Support Services.

Contact Center Services required beyond the Prescribed Period will require Van Kampen to make another request for Contact Center Services.

1.2	The notification of commencement of contact center services shall be delivered by one of the Van Kampen designated representatives, as set forth in Schedule B no less than one hour prior to the time of commencement of Contact Center Support Services. If notice is provided during non-business hours or on a weekend or holiday, Contact Center Support Services shall commence one hour from the commencement of the next business day.

II.	PAYMENT

Services provided hereunder shall be provided at fees as set forth below which shall be due and paid monthly on or before the thirtieth (30th) business day after receipt of the statement therefore, by Van Kampen (the “Due Date”).

III.	TERM AND CONDITIONS

If, in the event that the Van Kampen Closed-End Fund requires use of Computershare contact center personnel beyond the Prescribed Period, Van Kampen will provide notice of such extension 5 hours in advance. Computershare shall otherwise perform in accordance with those terms in the attached Schedule B, the terms of which are incorporated herein by reference.

IV.	FEES

Van Kampen will route calls from their Houston call center to the Computershare call center where they will be answered by Computershare personnel. Computershare personnel will also be responsible for manually logging calls that will require written correspondence and/or return calls from Van Kampen.

Daily Usage Fee: $25.00 per fund per day.

Maximum of $650.00 per day per fund family.

The above Fees may be changed from time to time based on, but not limited to fund growth, call volume and events, and as agreed upon in writing between the Transfer Agent and Van Kampen.

The foregoing fees and charges may increase annually. Annual increases will be in the amount equal to the annual percentage of change in the Consumer Price Index in the Boston, Boston-Standard Metropolitan Statistical Area as last reported by the U.S.

Bureau of Labor Statistics, but not to exceed 5%. The “fees and charges” increase shall be effective as of the first day of the month immediately following the month during which the anniversary occurred.

OUT-OF-POCKET EXPENSES

In addition to the fees above, the Customer agrees to reimburse the Transfer Agent for out-of-pocket expenses, including but not limited to forms, telephone, or advances incurred by the Transfer Agent for the items set out hereto. In addition, any other expenses incurred by the Transfer Agent at the request or with the consent of the Customer, will be reimbursed by the Customer.

Except as otherwise amended, all other terms of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF the parties hereto have caused this Amendment to be executed on their behalf by their duly authorized representatives.

Van Kampen Closed End Funds

By:	/s/ Robert Serafin
Name:	Robert Serafin
Title:	Executive Director

Computershare Inc. & Computershare Trust Company N.A.

For both entities

By:	/s/ Dennis V. Moccia
Name:	Dennis V. Moccia
Title:	Managing Director

SCHEDULE A

DESIGNATED REPRESENTATIVES

The following persons, presently and until Computershare is advised to the contrary are deemed “Designated Representatives” for the purposes of the notification. This list of authorized Designated Representatives is subject to amendments for time to time by written notice from Van Kampen.

Van Kampen Associate	Title	Phone	Email
Joe Pollaro	Managing Director	201-830-6024	joseph.polarro@morganstanley.com
Rob Serafin	Executieve Director	201-830-6127	robert.serafin@morganstanley.com
Walter Gray	Vice President	713 438-4124	grayw@vankampen.com
Laurie Jones	Vice President	713 438-	Laurie.jones@vankampen.com
Jimmy Reed	Manager	713 438-4749	jimmy.reed@vankampen.com

DESIGNATED COMPUTERSHARE TRUST COMPANY REPRESENTATIVES

Computershare Associate	Title	Phone	Email
Christopher Brown	Senior Account Manager	(781) 575-2973	christopher.brown@computershare.com
Tyler Haynes	Managing Director	(781) 575-2560	tyler.haynes@computershare.com
James McPartlin	Managing Director	(781) 575-2797	james.mcpartlin@computershare.com

PROCEDURES/CONSIDERATIONS:

Upon notification, Computershare will assign at least 2 Full Time Employees to answer Van Kampen shareholder calls. Computershare will provide Van Kampen with a report twice a day that will provide total calls which will include the following: IVR Calls, CSR Calls, Abandoned Calls, Average Speed of Answer (ASA) and any CSR call that could not be resolved at the point of contact. Computershare will provide additional resources, if available and when warranted, to assist in managing call volumes and a reasonable average speed of answer (ASA) as compared to the existing level of service currently provided internally by Van Kampen.

Van Kampen will provide Computershare with a list of ‘current events’ and Van Kampen specific information to assist in ‘point of contact’ resolution. Computershare employees will have a split skill set which will allow them to answer other shareholder/client calls in addition to dedicated Van Kampen telephone calls.